Exhibit 99.3

Medigus Ltd.

Operating and Financial Review as of March 31, 2017, and for the Three Months then Ended

The information contained in this section should be read in conjunction with (1) our unaudited condensed consolidated interim financial statements as of March 31, 2017, and for the three months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes for the year ended December 31, 2016, which appears in our Form 20-F filed with the Securities and Exchange Commission on March 31, 2017, or the annual report, and the other information contained in such annual report. Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report under the heading “Risk Factors.”

Revenues for the three months ended March 31, 2017, were USD 114 thousand, a decrease of USD 148 thousand, or 56%, compared to USD 262 thousand for the three months ended March 31, 2016. This decrease was primarily due to a decrease in development services provided to National Aeronautics and Space Administration (NASA) in the amount of approximately USD 110 thousand and to one of Israel's leading industrial companies in the amount of approximately USD 118 thousand during the three months period ended March 31, 2016.

Gross loss for the three months ended March 31, 2017, was USD 230 thousand, a decrease of USD 401 thousand, compared to USD 171 thousand gross profit for the three months ended March 31, 2016. This decrease was primarily due to an inventory impairment of USD 297 thousand and a decrease on revenues as described above.

Research and development expenses for the three months ended March 31, 2017, were USD 475 thousand, a decrease of USD 735 thousand, or 61%, compared to USD 1,210 thousand for the three months ended March 31, 2016. This decrease was primarily due to a cost reduction program which was implemented by the Company since the third quarter of 2016.

Sales and marketing expenses for the three months ended March 31, 2017, were USD 146 thousand, a decrease of USD 602 thousand, or 80%, compared to USD 748 thousand for the three months ended March 31, 2016. This decrease was primarily due to a cost reduction program which was implemented by the Company since the third quarter of 2016.

General and administrative expenses for the three months ended March 31, 2017, were USD 1,389 thousand, an increase of USD 269 thousand, or 24%, compared to USD 1,120 thousand for the three months ended March 31, 2016. This increase resulted primarily due to a USD 908 thousand increase in professional expenses in connection with issuance expenses which were charged directly to profit or loss, offset by a decrease in professional expenses in connection with an intellectual property litigation.

Operating loss for the three months ended March 31, 2017, was USD 2,240 thousand, compared to USD 2,907 thousand in the three months ended March 31, 2016. The decrease in operating loss was due to all of the reasons described above.

The Company held USD 8.4 million in cash and cash equivalents as of March 31, 2017.

Net cash used in operating activities was USD 1.1 million for the three months ended March 31, 2017, compared to net cash used in operating activities of USD 2.9 million for the corresponding 2016 period. The USD 1.8 million decrease in net cash used in operating activities was primarily due to a cost reduction program which was implemented by the Company since the third quarter of 2016.

Net cash generated from financing activities for the three month period ended March 31, 2017, was approximately USD 6.5 million and represented net proceeds from the issuance of shares and warrants (for additional information see Note 7b to our financial statements).